

December 27, 2013

<u>Via E-mail</u>
Nimish S. Bhatt
Senior Vice President and Chief Financial Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

> **Re:** **Calamos Asset Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 000-51003**

Dear Mr. Bhatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24</u>

<u>Other Information, page 25</u>

1. We note your disclosure that as a result of the de-unitization, the determination of the market capitalization of the "fully consolidated business" cannot be easily determined by the product of share price and weighted average number of shares. We further note the calculations presented on page 26 which purport to summarize your fully consolidated market capitalization both including and excluding the discounted present value of assets owned exclusively by Calamos Asset Management, Inc. (CAM). We are unclear as to what you are trying to convey in these disclosures. Please respond to the following:

- More clearly explain why the de-unitization impacts the determination of your market capitalization. For example, we understand that the de-unitization will have an impact on the number of Class A shares issuable upon an exchange of units in Calamos Investments as such an exchange must be made on a fair value basis. However, we are unclear as to how this impacts the market capitalization of CAM, keeping in mind that public shareholders only have an interest in CAM which, in turn, only holds a 22.1% economic interest in Calamos Investments.
- Clarify your use of the term "fully consolidated market capitalization". For example, are you trying to present what you believe to be the valuation of Calamos Investments? If so, explain why you feel this is relevant to investors in CAM, other than to show the potential dilutive impact of Calamos Interests' ownership in Calamos Investments in the event of a unit exchange.

2.   As a related matter, we note your disclosure on page 27 that estimates the range of Class A shares that would be issuable to the Calamos Interests upon an exchange. We further note your disclosure on page F-28 that this calculation doesn't incorporate certain assumptions (e.g., control premiums, marketability discounts, discount rates) that may be necessary to determine the fair value of both CAM and Calamos Investments in order to determine the number of shares to be issued in an exchange. Please revise your future filings to include risk factor disclosure discussing the potential dilutive effect to Class A shareholders in the event of an exchange and address the significant uncertainties around the number of shares that would be issuable upon an exchange.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Total Assets, page 38

3.   We note that in the third quarter of 2012 you began reporting a measure of "Total Assets" which you define as assets under management plus certain assets for which you provide model portfolio design and oversight. We also note your disclosure in footnote (2) to the table on page 29 which highlights the fact that this measure should not be confused with the total assets on your balance sheet. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Accordingly, please discontinue the use of "Total Assets" as used in this context in your future filings. Please also clarify why you distinguish between assets under management and assets for which you provide model portfolio design and oversight, and more clearly explain what the latter represents.

4.   We note your rollforward of assets under management (AUM) by type of product on page 38. In the interest of increased transparency, please address the following with respect to your AUM in your future filings:

- Consider further disaggregating your AUM rollforward to present activity by fund type (open-end vs. closed-end) and/or by investment strategy (Equity, Fixed Income, Alternative, Convertible, Total Return, and Other).
- Your current disclosures show "net redemptions". Please disaggregate net redemptions into gross cash inflows and outflows (i.e. subscriptions and redemptions).

Operating Results – Financial Review, page 39

Non-Operating Activities, Net of Non-controlling Interest in Partnership Investments, page 41

5.   We note your presentation of non-operating income (which includes net interest expense as well as investment and other income), net of non-controlling interest in partnership investments. This measure would appear to meet the definition of a non-GAAP financial measure under Item 10(e) of Regulation S-K. Accordingly, please revise your future filings to label this as a non-GAAP measure and provide the disclosures required by Item 10(e).

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Financial Condition, page F-4

6.   We note that you have disclosed your non-controlling interest in partnership investments within total stockholders' equity. Please clarify for us whether the investors in these partnerships are able to redeem their interests, and if so, tell us how you considered these redemption provisions in determining whether such non-controlling interests should be separately presented on your consolidated balance sheets. Refer to ASC 480-10-S99-3A.

Note (2) – Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

7.   We note that you consolidate investments in which your ownership interest exceeds 50% or in which you operate and control the business and affairs of the entity. We further note your disclosure on page F-10 that as CAL and Calamos Investments are the general partners and control the operations of the Calamos International Growth Fund LP and Calamos Arista Strategic Fund LP, and as Calamos Investments has a majority interest in Calamos Arista Strategic Fund LP, these results of these partnerships and the master fund are included in your consolidated financial statements. Please revise your future filings to clarify your consolidation policy in general and as it specifically relates to these investments. Address the following in your revised disclosures:

- Clarify whether your fund investments are considered variable interest entities (VIEs), and if so disclose the specific consolidation model applied, taking into consideration whether such VIEs qualify for the deferral under ASU 2010-10;

- Provide the disclosures required by ASC 810-10-50 with respect to any fund investments that are considered VIEs; and

- To the extent that any of your fund investments are not VIEs, clarify whether your consolidation model presumes that the general partner controls the partnership unless the limited partners hold substantive kick-out rights.

Note (8) – Fair Value Measurements, page F-18

8.   We note from your disclosure on page F-19 that the valuation of investments in open-end funds is based on published net asset values. Please revise your future filings to provide the disclosures required by ASC 820-10-50-6A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Angela Connell at (202) 551-3426 if you have questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant